RIGEL PHARMACEUTICALS, INC.

1180 Veterans Blvd

South San Francisco, California 94080

(650) 624-1100

April 2, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Dorrie Yale

Re:                             Rigel Pharmaceuticals, Inc.

Registration Statement on Form S-3

File No. 333-223564

Acceleration Request

Requested Date:            Monday, April 2, 2018

Requested Time:        4:00 p.m., Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above referenced Registration Statement on Form S-3 to become effective on April 2, 2018, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

Very truly yours,

Rigel Pharmaceuticals, Inc.

By:	/s/ Dolly Vance
Name:	Dolly Vance
Title:	Executive Vice President, Corporate Affairs, General Counsel and Corporate Secretary

cc:	Raul Rodriguez, Rigel Pharmaceuticals, Inc.
David Peinsipp, Cooley LLP
J. Carlton Fleming, Cooley LLP